EXHIBIT

         News release dated November 7, 1997 regarding financial results for the three and nine months ended September 30, 1997 and 1996

November 7, 1997

Legal Research Center, Inc.               Contacts:   Christopher Ljungkull, CEO
700 Midland Square Building                           Frank Hallowell, CFO
331 Second Avenue South                               612 / 332-4950
Minneapolis, MN 55401


                          LEGAL RESEARCH CENTER REPORTS
                          -----------------------------
                              THIRD QUARTER RESULTS
                              ---------------------


     Minneapolis, MN - Legal Research Center, Inc. (OTC:LRCI) today announced revenues of $355,133 for its third quarter ended September 30, 1997, a decrease of 62 percent over $942,837 in 1996. The company posted a loss from continuing operations of $229,007 or 10 cents a share, compared to a loss from continuing operations of $71,589 or 3 cents a share, over the same period in 1996.

     For the nine months ended September 30, 1997, Legal Research Center reported revenues of $1,468,645 versus $1,872,874 last year, a decrease of 22 percent. The company posted a loss from continuing operations for the nine months ended September 30, 1997 of $696,655 or 31 cents a share compared to a loss of $455,488 or 21 cents a share, over the same period in 1996.

     As a result of a decision to restructure and eliminate funding of The Law Office, Inc. (TLO) in the third quarter of 1997, the company posted a non-cash charge of $643,200, representing the write-down of intangible and other assets to net realizable value and a charge of $73,800 for operating expenses during the anticipated phase-out period. The company recognized a $105,000 non-cash charge in the third quarter of 1997 due to the write-down of intangible assets stemming from certain stock repurchase obligations that arose in connection with the purchase of TLO. Operating losses for TLO for the quarter ended September 30, 1997 were nil, compared to a loss of $262,752 or 12 cents a share over the same period in 1996. For the nine months ended September 30, 1997, TLO operating losses were $407,517 or 18 cents a share, compared to a loss of $420,922 or 19 cents a share for the same period last year.

     Taking into account the discontinuation of TLO's operations and a non-cash charge of $105,000, the company reported a net loss for the third quarter ended September 30, 1997 of $334,007 or 15 cents a share as compared to a net loss of $334,341 or 15 cents a share in the same period of 1996. For the nine months ended September 30, 1997, the company reported a net loss of $1,821,180 or 81 cents a share as compared to a net loss of $876,410 or 40 cents a share in the same period of 1996.

     Christopher Ljungkull, chief executive officer of Legal Research Center, commented:

     "As stated in our second quarter announcement, The Board of Directors of the Company asked management to expand our existing plan to bring about immediate and predictable profitability. This plan took effect July 1 and is based on continued revenue growth, significant reductions in expenses, improvement of gross margins, and restructuring of TLO. We remain committed to this plan.

     "Our core revenues (services such as research memos and briefs) have increased approximately $50,000 or 22% over the third quarter 1996. Year to date, core revenues have increased $667,000 or 55%. We expect revenues in the fourth quarter to be less than the same period in 1996, but to be greater than the third quarter of 1997. More importantly, we are concentrating all our efforts on reaching profitability and positive cash flow on a monthly basis."

     "Third quarter revenues declined from the same period in 1996, primarily due to the completion of two major non-recurring multi-jurisdictional projects in the fourth quarter of 1996." Ljungkull continued, "These projects began in the second quarter of 1996, accelerated during the third quarter and were completed and shipped by the end of 1996. While there continues to be demand for such work in the market place, the Company is focused on acquiring projects with more predictable and manageable margins."

     "While we do not report monthly financial results, it's worth noting that by September of this year our efforts reduced the monthly loss before adjustments taken to dispose of TLO, to approximately $70,000 compared to an average of approximately $125,000 per month for the year."

     "In the first quarter of 1997, we implemented hiring and wage freezes, re-negotiated major service agreements and instituted a variety of other controls on administrative expenses. In the third quarter, we imposed 10 - 30% reductions in management salaries and replaced that cash compensation with stock options under our 1997 Stock Option Plan. We also reduced staff through attrition and termination, resulting in a total reduction in salaries and benefits of approximately 20% per month. In the fourth quarter the company will implement a new compensation structure aimed at fixing direct research costs to billable revenue. We believe this will improve gross margins.

     "As a result of these efforts, the company's use of cash in the first nine months of this year declined more than 32% from the same period in 1996. We expect use of cash to continue to decline as we work toward profitability and positive cash flow."

     "CADRE generated consulting revenues for the first time in September as the company rolled out its initial product offering" Ljungkull said. "CADRE is currently providing alternate dispute resolution (ADR) consulting to customers and will be soliciting customers for the first seminar offering, "Resolving to Profit" in November. We expect CADRE to generate revenue from both ADR consulting services and a group of seminar offerings, as well as add-on research services for corporate counsel."

     Legal Research Center, with its headquarters in Minneapolis, offers cost-effective legal research and writing services to attorneys in corporate and private practice throughout the world. Additionally, the company is developing a proprietary alternative dispute resolution training program for corporate and legal use under the trade name CADRE.

Statements contained here, other than historical data, may be forward-looking and subject to risks and uncertainties including, but not limited to the continuation of revenues through the company's strategic alliances and the successful development of other new business, as well as those set forth in the company's 10-KSB, 10-QSB and other SEC filings.


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
                                                     LEGAL RESEARCH CENTER, INC.

                                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                    Three Months                   Nine Months
                                                Ended September 30,            Ended September 30,
                                             --------------------------    --------------------------
                                                1997           1996           1997           1996
                                             -----------    -----------    -----------    -----------
Revenues                                     $   355,133    $   942,837    $ 1,468,645    $ 1,872,874
Loss from continuing operations              $  (229,007)   $   (71,589)   $  (696,655)   $  (455,488)
Loss from discontinued operations            $  (105,000)   $  (262,752)   $(1,124,525)   $  (420,922)
                                             -----------    -----------    -----------    -----------
Net loss                                     $  (334,007)   $  (334,341)   $(1,821,180)   $  (876,410)

Earnings per share:
  Loss from continuing operations            $     (0.10)   $     (0.03)   $     (0.31)   $     (0.21)
  Loss from discontinued operations          $     (0.05)   $     (0.12)   $     (0.50)   $     (0.19)
                                             -----------    -----------    -----------    -----------
  Net loss                                   $     (0.15)   $     (0.15)   $     (0.81)   $     (0.40)

Weighted average common shares outstanding     2,257,633      2,266,763      2,257,633      2,201,132



                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                   September 30,    December 31,
                                                       1997             1996
                                                   -------------    ------------
Current assets                                      $  898,513      $2,268,094
Furniture and equipment, net                           138,763         237,495
Other assets                                           411,714         970,290
                                                    ----------      ----------
  Total assets                                      $1,448,990      $3,475,879
                                                    ==========      ==========

Current liabilities                                 $  321,978      $  480,226
Long-term and other liabilities                        105,000         152,461
Stockholders' equity                                 1,022,012       2,843,192
                                                    ----------      ----------
  Total liabilities and stockholders' equity        $1,448,990      $3,475,879
                                                    ==========      ==========